UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2015
Commission File Number: 001-34934
COSTAMARE INC.
(Translation of registrant’s name into English)
60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece
 (Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Notice of Incorrect Filing Under Costamare Inc. CIK 1503584
On May 4, 2015 a filing agent for Costamare Inc. (the “Company”) incorrectly furnished a Form 6-K under the Company’s CIK file number for Lake Shore Gold Corp. This filing was submitted in error and it should be disregarded. The filing does not involve, or relate to, the officers, directors or the business of the Company. On May 4, 2015, the Company submitted correspondence to the SEC, requesting that the Form 6-K accepted under the accession number 1102624-15-000697 be deleted from the SEC archives as soon as possible.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSTAMARE INC.

Date: May 4, 2015	By:	/s/ Anastassios Gabrielides
Name: Anastassios Gabrielides
Title: General Counsel and Secretary